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                                                        Exhibit 12

                     CERIDIAN CORPORATION AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)
                                     Year Ended December 31,
                            1993    1992     1991     1990     1989
Earnings (Loss) before
  income taxes and other
    items(1) . . . . . . .$ (18.2) $(186.3) $   1.9  $  15.9  $(666.9)
Less undistributed earnings
  and non-guaranteed losses
  from less than 50% owned
  affiliates included above      --   (0.6)    (2.6)     1.3      1.4
Total earnings (loss)
  before income taxes
    and other items. . .  $ (18.2)  (185.7)     4.5     14.6   (668.3)
Add:
  Interest . . . . . . .     16.4     17.7     25.4     43.8     49.1
  Interest portion
    of rentals (2) . . .     12.4     17.2     31.8     31.6     45.0
Adjusted earnings (loss)
  before income taxes
  and other items. . . .  $  10.6  $(150.8) $  61.7  $  90.0  $(574.2)

Preferred stock dividends $   0.3  $   0.3  $   0.5  $   0.5  $   0.5
Pre-tax to net
  income ratio (3) . . .     100%     100%     100%     100%     100%
Preferred dividend factor
  on a pre-tax basis . .      0.3      0.3      0.5      0.5      0.5
Interest . . . . . . . .     16.4     17.7     25.4     43.8     49.1
Interest portion
  of rentals (2) . . . .     12.4     17.2     31.8     31.6     45.0

   Total fixed charges and
     preferred dividends  $  29.1  $  35.2  $  57.7  $  75.9  $  94.6

Ratio of earnings to
  fixed charges and
  preferred dividends. . .                     1.07     1.19

Earnings to combined fixed
  charges and preferred
  stock deficiency. . .   $ 18.5   $ 186.0                    $ 668.8

     (1)  Results include discontinued operations.
     (2)  Assumed to be one-third of rental expense.
     (3)  A tax gross-up would not have a material effect in any year.





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